EXHIBIT 99.1

For Immediate Release	Contact: Gates Little (256) 543-3860 For Immediate Release May 11, 2004

The Southern Banc Company, Inc. Announces

Third Quarter Earnings

The Southern Banc Company, Inc. (NASDAQ-OTCBB:SRNN), the holding company for The Southern Bank Company, formerly First Federal Savings and Loan Association of Gadsden, Alabama, announced net income of $184,000 or $0.21 and $0.20 per basic and diluted share, respectively, for the quarter ended March 31, 2004. This compared to net income of $305,000 or $0.35 and $0.34 per basic and diluted share, respectively, for the quarter ended March 31, 2003.

For the nine month period ended March 31, 2004, net income was $456,000 as compared to net income of $735,000 for the nine month period ended March 31, 2003. Basic and diluted earnings per share for the nine month period ended March 31, 2004 were $0.51 and $0.49, respectively. This compared to $0.84 and $0.83 per basic and diluted share, respectively, for the nine month period ended March 31, 2003.

Gates Little, President and Chief Executive Officer of the Company, stated that the decrease in net income and earnings per share for the nine month period ended March 31, 2004 resulted primarily from a decrease of $732,000 in total interest and dividend income offset in part by a decrease in total interest expense of approximately $673,000. As a result, net interest income after provision for loan losses decreased approximately $67,000. In addition to the decrease in net interest margin, total non-interest income decreased approximately $218,000 primarily due to a reduction in the gain on sale of securities available for sale of approximately $254,000.

The Company’s total assets at March 31, 2004 were approximately $107 million.

The Bank has four offices located in Gadsden, Albertville, Guntersville, and Centre, Alabama. The stock of The Southern Banc Company, Inc. is listed on the NASDAQ OTC Bulletin Board.

Certain statements in this release contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “target,” “plan,” “project,” “continue,” or the negatives thereof, or other variations thereon or similar terminology, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company’s financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

(Selected financial data attached)

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollar Amounts in Thousands)

	March 31, 2004	June 30, 2003
ASSETS

CASH AND CASH EQUIVALENTS	$8,443	$9,393
SECURITIES AVAILABLE FOR SALE, at fair value	54,061	53,723
SECURITIES HELD TO MATURITY, at amortized cost, fair value of $5,137 and $7,714, respectively	4,789	7,215
FEDERAL HOME LOAN BANK (FHLB) STOCK	792	886
LOANS HELD FOR SALE	0	50
LOANS RECEIVABLE, net of allowance for loan losses of $144 and $140, respectively	37,715	38,917
PREMISES AND EQUIPMENT, net	491	507
ACCRUED INTEREST AND DIVIDENDS RECEIVABLE	386	483
PREPAID EXPENSES AND OTHER ASSETS	536	527

TOTAL ASSETS	$107,213	$111,701

LIABILITIES

DEPOSITS	$80,685	$84,357
FHLB ADVANCES	7,333	7,750
OTHER LIABILITIES	593	728

TOTAL LIABILITIES	88,611	92,835

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.01 per share 500,000 shares authorized, shares issued and outstanding— none	0	0
Common stock, par value $.01 per share, 3,500,000 authorized, 1,454,750 shares issued	15	15
Additional paid-in capital	13,851	13,818
Unearned compensation	(74)	(157)
Shares held in trust, at cost, 45,417 and 65,738 shares, respectively	(615)	(852)
Retained earnings	11,301	11,082
Treasury stock, at cost, 521,052 and 493,252 shares, respectively	(6,634)	(6,182)
Accumulated other comprehensive income	758	1,142

TOTAL STOCKHOLDERS’ EQUITY	18,602	18,866

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$107,213	$111,701

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Dollar Amounts in Thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2004	2003	2004	2003
INTEREST INCOME:

Interest and fees on loans	$542	$585	$1,689	$1,772
Interest and dividends on securities available for sale	593	711	1,738	2,141
Interest and dividends on securities held to maturity	91	153	311	529
Other interest income	11	18	36	64

Total interest income	1,237	1,467	3,774	4,506

INTEREST EXPENSE:
Interest on deposits	422	605	1,352	1,980
Interest on borrowings	89	98	262	307

Total interest expense	511	703	1,614	2,287

Net interest income before provision for loan losses	726	764	2,160	2,219
Provision for loan losses	12	0	12	4

Net interest income after provision for loan losses	714	764	2,148	2,215

NON-INTEREST INCOME:
Fees and other non-interest income	50	37	144	108
Gain on sale of securities	62	158	62	316

Total non-interest income	112	195	206	424

NON-INTEREST EXPENSE:
Salaries and employee benefits	295	282	920	887
Office building and equipment expenses	102	91	275	269
Other operating expense	127	124	411	370

Total non-interest expense	524	497	1,606	1,526

Income before income taxes	302	462	748	1,113

PROVISION FOR INCOME TAXES	118	157	292	378

Net Income	$184	$305	$456	$735

EARNINGS PER SHARE:
Basic	$0.21	$0.35	$0.51	$0.84
Diluted	$0.20	$0.34	$0.49	$0.83

DIVIDENDS DECLARED PER SHARE	$0.0875	$0.0875	$0.2625	$0.2625

AVERAGE SHARES OUTSTANDING:
Basic	886,275	875,448	886,312	876,409
Diluted	917,533	895,705	921,929	890,225

THE SOUTHERN BANC COMPANY, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	For The Nine Months Ended March 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$456	$735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	34	42
Amortization, net	186	106
Amortization of unearned compensation	116	109
Provision for loan losses	12	4
Net gain on sale of secondary market loans	(14)	(30)
Gain on sale of securities	(62)	(316)
Proceeds from sale of secondary market loans	811	2,368
Loans originated for secondary market	(747)	(2,721)
Change in assets and liabilities:
Decrease in accrued interest & dividends receivable	97	118
Increase (decrease) in other assets	(9)	4
Increase (decrease) in other liabilities	14	(16)

Net cash provided by operating activities	894	403

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of securities available for sale	(20,653)	(29,007)
Proceeds from maturities, principal payments, and sales of securities available for sale	19,651	26,501
Proceeds from maturities and principal payments on securities held to maturity	2,434	3,537
Proceeds from sale of FHLB stock	94	470
Net loan repayments (originations)	1,190	(2,351)
Capital expenditures, net	(18)	(26)

Net cash provided by (used in) investing activities	2,698	(876)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in deposits, net	(3,672)	3,225
Decrease in advance payments by borrowers for taxes and insurance	(1)	0
Dividends paid	(237)	(223)
Proceeds from exercise of stock options	237	0
Purchase of treasury stock	(452)	(540)
Decrease in FHLB advances, net	(417)	(1,416)

Net cash (used in) provided by financing activities	(4,542)	1,046

Net (decrease) increase in cash and cash equivalents	(950)	573

CASH AND CASH EQUIVALENTS, beginning of period	9,393	7,529

CASH AND CASH EQUIVALENTS, end of period	$8,443	$8,102

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$248	$325

Interest	$1,614	$2,295

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